UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On April 13, 2020, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX listed on the Colombian Stock Exchange (Bolsa Colombiana de Valores), has informed the public that, pursuant to a nationwide decree issued by the Government of Colombia dated April 8, 2020 (the “Decree”) in response to the novel coronavirus (“COVID-19”) pandemic, CEMEX Colombia S.A. (“CEMEX Colombia”) will resume certain operations starting on April 13, 2020 that had been temporarily halted since March 25, 2020 in compliance with a previous decree.

In particular, from April 13 to April 27, 2020, as allowed by the Decree and following the required hygiene protocols in all its operations, CEMEX Colombia shall resume supplying construction materials to certain infrastructure and public works projects; to projects that attend national emergencies and roads; to all other infrastructure projects that cannot be suspended, and other construction and civil work projects that because of their advanced stage or their characteristics not completing them would represent a technical risk; and to projects related to the production of food, medicine and that are essential to attend the COVID-19 pandemic. CEMEX Colombia expects to resume normal operations and to be able to supply its products and services to all of its clients once it is allowed to do so by the government of Colombia.

This report contains forward-looking statements and information within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (the “Company”) intend for these and any other forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. The information contained in this press release is subject to change without notice, and the Company is not obligated to, and does not intend to, publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 13, 2020	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

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